Getting Started

# Are annuities right for me?

SYMETRA JANUARY 2019

Whether you've done retirement research on your own or spoken with your advisor, chances are you've heard of annuities. They're offered by life insurance companies to help protect and potentially grow your money and provide guaranteed income in retirement. While most annuities share the same goal, they are not all the same, and their features vary by product and insurance company.



Today's annuities can be broken out into two basic categories—immediate and deferred. There is a range of features and benefits within these types, but here are the basics so you can get a sense of how they work.

## Deferred annuities

With a deferred annuity, your purchase payment is held for a certain number of years (generally a minimum of 3, 5 or 7 years). With some types of annuities, if you keep your money in for the designated period, you are guaranteed at least some amount of growth each year. Any interest you earn is tax-deferred (not taxed until you take it out), so it has potential to grow over time.

## When it comes to your future income, it's important to know exactly what you're buying.

After the designated time is up, you enter the "payout" phase, which means you can take out any money you have accumulated in a lump sum, keep it in the annuity and continue earning interest, or you can begin receiving income payments from your annuity for a certain number of years or your lifetime. Your money is taxed at your ordinary rate at the time withdrawals are taken.

Withdrawals can generally be taken at any time, but there are charges for taking your money out during the accumulation phase, and there may be tax penalties for withdrawals taken before age 59½.

**Types of deferred annuities:**

- Fixed annuities: The most basic type of annuity pays a guaranteed, minimum fixed rate of interest for a certain number of years. So, as long as you keep your money in for the duration of the contract, your principal and any interest it accrues are guaranteed.
- Fixed indexed annuities (FIAs): These annuities provide opportunities to earn interest based on the performance of one or more market indexes. Depending on the index you choose, there's usually a cap (upper limit) on the amount of interest you can earn in a given period, or a margin (deduction) which is subtracted from the index's performance to determine the amount of interest you can earn in a given period. If the index goes down, you may not earn any interest for that term, but you won't lose money either. FIAs help you enjoy the upside potential of the market—and might earn more interest than regular fixed annuities—without putting your money at risk.
- Index-linked annuities: These annuities also provide growth potential for your money based on the performance of one or more market indexes, and there's usually a cap (upper limit) on the amount of interest you can earn in given term. In exchange for growth potential, you also have potential to lose money through downside market risk. However, your account may be protected by options that limit some—but not all—of the risk you take on.
- Variable annuities (VAs): Like FIAs, variable annuities are designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as retirement funding. Unlike FIAs, you can choose among available sub-accounts. Each sub-account invests in a corresponding portfolio, and you can make or lose money depending upon market conditions. The investment performance of the sub-account(s) you select affects the value of your contract, and therefore affects the amount of the payments available at the time of annuitization and your death benefit. VAs offer the most growth potential for your money, but also carry the most risk.

**Immediate annuities**

As their name implies, immediate annuities (also called income annuities) are designed to turn a portion of your money into immediate, guaranteed income in retirement. Unlike deferred annuities, there is no designated waiting period while your annuity value builds. You put a portion of your money in, and you get regular payments for either a designated number of years or the rest of your life. However, many immediate annuities are irrevocable, and if you die prematurely, the annuity payments may end (unless the product provided certain payout options).

Immediate annuities can help supplement other income sources, such as pensions or Social Security, or even provide income if you choose to delay taking Social Security in order to maximize your future payments.

Today's income annuities are more flexible than their predecessors, but you should still take time to understand what will happen to your future payments if you take additional money out or if you die earlier than expected.

**The value of an annuity**

This is a high-level view of annuity options, and products and features will vary by provider. While there are costs associated with the guarantees provided by annuities, they could be a valuable source of supplemental income in retirement.

Make sure you fully understand the pros and cons of any annuity before making a decision. When it comes to your future income, it's important to know exactly what you're buying. Talk to your financial professional or insurance producer to find out if an annuity is right for you.

Related Articles



Is life insurance right for me? >



Be prepared for what's ahead >

Annuities are issued by Symetra Life Insurance Company, 777 108th Ave NE, Suite 1200, Bellevue, WA 98004, and are not available in all U.S. states or any U.S. territory.

Annuity contracts have terms and limitations for keeping them in force. Contact your financial professional, registered representative or insurance producer for complete details.

Guarantees and benefits are subject to the claims-paying ability of the issuing insurance company (SLIC).

This material is for educational purposes only and is not intended to provide investment, tax or legal advice, or to endorse any particular method of investing.

Interest credited to indexed accounts is affected by the value of outside indexes. Values based on the performance of any index are not guaranteed. The contract does not directly participate in any outside investment.

Withdrawals may be subject to federal income taxes, and a 10% IRS early withdrawal tax penalty may also apply to amounts withdrawn prior to age 59½. Clients should consult their attorney or tax advisor for more information.

Securities are offered through Symetra Securities, Inc. (SSI).

SSI and SLIC are affiliates and are both located at 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004-5135. Each company is responsible for its own financial obligations.

**SYMETRA LIFE INSURANCE COMPANY ("Symetra") has filed a registration statement (including a prospectus) with the SEC for Symetra Trek. For more complete information about Symetra and Symetra Trek, you should read the prospectus and other documents Symetra has filed with the SEC before purchasing. These documents are available for free by visiting EDGAR at www.sec.gov. Alternatively, Symetra or your registered representative will provide the prospectus by request. Contact Symetra toll-free at 1-800-796-3872 ext. 22136.**

**Symetra Trek is a long-term investment designed for retirement purposes. There is a risk of substantial loss of principal. Please refer to the prospectus for more details.**

Symetra Trek[SM] is a service mark of Symetra Life Insurance Company.

Tax-qualified contracts such as IRAs, 401(k)s, etc., are tax-deferred regardless of whether or not they are funded with an annuity. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax-deferred treatment of earnings beyond the tax-qualified plan or program itself. However, annuities do provide other features and benefits such as death benefits and income payment options.